

July 3, 2013

<u>Via E-mail</u>
Peter F. Sannizzaro
Principal Accounting Officer and Senior Vice President
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, CN 06089

Re: Hartford Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 2, 2013
File No. 001-32293

Dear Mr. Sannizzaro:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Investment Results</u>
<u>Net Investment Income, page 26</u>

1. In your risk factor on page 9 you indicate that interest rates in recent periods continue to be at or near historically low levels and that a sustained low interest rate environment would continue to pressure your net investment income and could result in lower margins, increased pension expense and lower estimated gross profits on certain products. You disclose here that your expectation for 2013, based on the current interest

rate and credit environment, is that portfolio yield will decline slightly as a result of reinvestment rates that are lower than the yield on maturing securities as well as the impact of the sales of the Retirement Plans and Individual Life businesses and to mitigate the effect, you have increased your investment in certain higher yielding asset classes, such as commercial whole loans and a modest amount of emerging markets and high-yield securities. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please provide disclosure to be provided in future periodic reports that include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Deferred Policy Acquisition Costs and Present Value of Future Profits, page F-15

2. You disclose that deferred acquisition costs represent costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Please provide disclosure to be provided in future periodic reports that describes the type of acquisition costs capitalized as required by ASC 944-30-50-1a as amended by ASU 2010-26.

Note 13. Statutory Results, page F-64

3. Please provide us proposed disclosure to be included in future filings to address the following:
    *   Although you disclose that you and all of your insurance subsidiaries had RBC ratios in excess of the minimum levels required by insurance regulations, the magnitude of the excess is unclear. Please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
    *   Please provide the disclosures required under ASC 944-505-50-3 through 50-6 or separately represent to us that you do not meet the criteria in ASC 944-505-50-2.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity

Dividends, page 64

4. On your Statements of Changes in Stockholder's Equity for the three months ended
    March 31, 2013, we noted the line items capital contributions (to) from parent of ($1,196)
    million and dividends declared of $1 million. Please provide us the following
    information so we may better understand your accounting and disclosure:
    *   tell us if the $1 million dividends declared represents a part of the contribution to the
        parent; if not, please indicate to whom the dividend payment was to;
    *   tell us why you did not exhaust your retained earnings balance at the distribution date
        and then reduce any remaining balance from additional paid-in capital. If you did not
        have retained earnings at the distribution date, please indicate such in your response;
        and
    *   please reconcile for us the difference in the capital contribution amounts recorded in
        the statements of changes in stockholder's equity of $1,196 million and the $1,211
        million amount recorded on the Statements of Cash Flows as a financing activity.

Statutory Surplus, page 65

5. Notwithstanding your sale of your Individual Life business to Prudential in January 2013
    through a reinsurance transaction, it is evident from disclosure here that you maintain
    significant statutory capital. It is also evident from disclosure in Note 11 and elsewhere
    that you transact with affiliated captive insurance companies. Please tell us:
    *   The nature and the business purpose of transactions with affiliated captives. Explain
        whether and if so, how you reinsure with these captives including whether, and if so,
        to what extent, affiliated captives assume reinsurance from third parties to whom you
        ceded policies.
    *   The amount of affiliated captives' obligations and the nature and amount of assets,
        guarantees, letters of credit or promises that secure the affiliated captives'
        obligations. Tell us the nature and amount of Hartford Life Insurance Company's
        assets, guarantees, letters of credit or promises securing the affiliated captives'
        obligations.
    *   The effects in your GAAP consolidated financial statements of transacting with
        affiliated captives directly and, if applicable, indirectly through third parties.
    *   Your consideration of disclosing the risks of employing your captives strategy.
    *   Any uncertainties associated with the continued use of this strategy and the expected
        effects on your financial position and results of operations if you discontinue this
        strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant